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Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	16:17 31-Jul-06
Number	PRNUK-3107

New GKN PLC

SUPPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

GKN PLC

2. Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 200,360

JP Morgan/Chase - 30,645,168

Citibank - 762,062

Clydesdale Bank plc - 2,091,540

Euroclear - 138,690

HSBC Bank plc - 1,073,912

Mellon Bank - 2,956,207

Merrill Lynch Intl Ltd - 2,121,840

Northern Trust Company - 1,415,783

Royal Trust Corp of Canada - 6,373,757

State Street Bank - 8,700,428

06015829

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7. Number of shares/ amount of stock disposed

NOT KNOWN

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

ORDINARY SHARES OF 50P EACH

10. Date of transaction

11. Date listed company informed

dlw 8/8

NOT KNOWN 28TH JULY 2006

12. Total holding following this notification

56,479,747

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.97%

14. Any additional information

DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 8% LEVEL

15. Name of contact and telephone number for queries

CHRISTOPHER WINTERS - 01527 533383

16. Name and signature of duly authorised officer of the listed company responsible for making this Notification

CHRISTOPHER WINTERS

SENIOR SECRETARIAL ASSISTANT

Date of notification : 31ST JULY 2006

END

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